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                               March 22, 2024

       Paul Elenio
       Chief Financial Officer
       Arbor Realty Trust, Inc.
       333 Earle Ovington Boulevard, Suite 900
       Uniondale, NY 11553

                                                        Re: Arbor Realty Trust,
Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2023
                                                            File No. 001-32136

       Dear Paul Elenio:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 33

   1. We note your discussion in your fourth quarter earnings call of your strategy of refinancing loans off
your balance sheet through your capital-light agency business, and that you are continuing
to focus on working through your loan book and converting your multifamily bridge
loans into agency product. You also noted that when you do a bridge loan, it's clearly for
the sole purpose of creating an agency loan. Please tell us what consideration you have
given to discussing this strategy in detail in your periodic filings.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 with any questions.
 Paul Elenio
Arbor Realty Trust, Inc.
March 22, 2024
Page 2



FirstName LastNamePaul Elenio           Sincerely,
Comapany NameArbor Realty Trust, Inc.
                                        Division of Corporation Finance
March 22, 2024 Page 2                   Office of Real Estate & Construction
FirstName LastName